                                                                     EXHIBIT 3.4

                  AMENDMENT TO THE COMPANY'S THIRD AMENDED AND
                          RESTATED CODE OF REGULATIONS

         The Company's Third Amended and Restated Code of Regulations shall be amended to add the following provision:

                                  "ARTICLE XIII

                  Unless approved by the holders of a majority of the shares present and entitled to vote at a duly convened meeting of shareholders, the Corporation shall not:

                  (i) grant any stock option, including stock appreciation right, with an exercise price that is less than 100% of the fair market value of the underlying stock on the date of grant;

                  (ii) reduce the exercise price of any stock option, including stock appreciation right, outstanding or to be granted in the future; cancel and re-grant options at a lower exercise price (including entering into any "6 month and 1 day" cancellation and re-grant program), whether or not the canceled options are put back into the available pool for grant; replace out-of-the-money options with restricted stock in an exchange, buy-back or other program; or replace any options with new options having a lower exercise price or accelerated vesting schedule in an exchange, buy-back or other program;

                  (iii) sell or issue any security of the Corporation convertible, exercisable or exchangeable into common shares of the Corporation, having a conversion, exercise or exchange price per share which is subject to downward adjustment based on the market price of the common shares at the time of conversion, exercise or exchange of such security into common shares (except for appropriate adjustments made to give effect to any stock splits or stock dividends); or

                  (iv) enter into (a) any equity line or similar agreement or arrangement; or (b) any agreement to sell common shares of the Corporation (or any security convertible, exercisable or exchangeable into common shares ("Common Share Equivalent")) at a per share price (or, with respect to a Common Share Equivalent, at a conversion, exercise or exchange price, as the case may be ("Equivalent Price")) that is fixed after the execution date of the agreement, whether or not based on any predetermined price-setting formula or calculation method. Notwithstanding the foregoing, however, a price protection clause shall be permitted in an agreement for sale of common shares or Common Share Equivalent, if such clause provides for an adjustment to the price per share or, with respect to a Common Share Equivalent, to the Equivalent Price (provided that such price or Equivalent Price is fixed on or before the execution date of the agreement) (the "Fixed Price") in the event that the Corporation, during the period beginning on the date of the agreement and ending no later than 90 days after the closing date of the transaction, sells common shares or Common Share Equivalent to another investor at a price or Equivalent Price, as the case may be, below the Fixed Price."


                                       1